UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Subject Company and Filing Person (Issuer))

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of Class of Securities)

866142AA0

(CUSIP Number of Class of Securities)

James D. Johnston

910 Louisiana Street, Suite 4200

Houston, Texas 77002

(832) 413-4770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$25,000,000	$2,727.50

*

Estimated solely for the purpose of calculating the registration fee. The transaction valuation is based on the offer to purchase for not more than $25,000,000 in aggregate of up to 100,000 Series A Preferred Units. The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2021 equals $109.10 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,727.50	Filing Party: Summit Midstream Partners, LP
Form or Registration No.: Schedule TO-I	Date Filed: November 10, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Schedule TO-I”), originally filed with the Securities and Exchange Commission on November 10, 2020 by Summit Midstream Partners, LP (the “Partnership”), relating to the offer (the “Tender Offer”) by the Partnership to purchase for cash up to $25,000,000.00 aggregate purchase price of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units” or “units”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2020 (as it may be supplemented and amended from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase and the Schedule TO-I, the “Offering Documents”). The Tender Offer remains scheduled to expire at 11:59 p.m., New York City time, on December 9, 2020 (such time and date, as the same may be extended, the “Expiration Date”).

This Amendment No. 1 is being filed to (i) reflect an increase in the consideration for the Series A Preferred Units tendered and accepted for purchase pursuant to the Tender Offer (the “Per Unit Purchase Price”) from $200.00 per Series A Preferred Unit to $250.00 per Series A Preferred Unit and (ii) remove the condition that holders of at least 75,000 Series A Preferred Units validly tender (and not properly withdraw) their Series A Preferred Units prior to the Expiration Date (the “Minimum Tender Condition”), such that the Tender Offer is no longer conditioned upon the tender of a minimum amount of Series A Preferred Units. Except as specifically provided herein, the information contained in the Offering Documents remains unchanged by this Amendment No. 1. You should read this Amendment No. 1 together with the Offering Documents.

Items 1 through 9 and Item 11.

Amendments to the Offer to Purchase

1.

References to the Per Unit Purchase Price of $200.00 per Series A Preferred Unit tendered and accepted for purchase pursuant to the Tender Offer are hereby amended and replaced with $250.00 per Series A Preferred Unit, and any calculations using an assumed Per Unit Purchase Price of $200.00 per Series A Preferred Unit shall now reflect a Per Unit Purchase Price of $250.00 per Series A Preferred Unit.

2.

The sixth paragraph on the cover page of the Offer to Purchase is hereby amended to remove subpart (i), including the disclosure below, and to renumber subparts (ii), (iii), (iv) and (v), respectively:

(i) holders of at least 75,000 Series A Preferred Units validly tender (and not properly withdraw) their Series A Preferred Units prior to the Expiration Date (the “Minimum Tender Condition”),

3.	The answer to the question “What are the conditions of the Tender Offer?” under the heading “Summary Term Sheet” on page 4 of the Offer to Purchase is hereby amended and restated as follows:

The Tender Offer is not conditioned upon any minimum number of units being tendered. The Tender Offer is, however, subject to a number of other terms and conditions. See Section 6.

4.	The seventh paragraph under “Introduction” on page 9 of the Offer to Purchase is hereby amended and restated as follows:

The Tender Offer is not conditioned upon any minimum number of units being tendered. The Tender Offer is, however, subject to a number of other terms and conditions. See Section 6.

5.

The paragraph titled “The Tender Offer may not be consummated if the Minimum Tender Condition is not satisfied or waived” under “Certain Significant Considerations” on page 12 of the Offer to Purchase is hereby removed.

6.	The sixth paragraph under “Section 1—Number of Units; Per Unit Purchase Price; Proration—General” on page 13 of the Offer to Purchase is hereby amended and restated as follows:

The Tender Offer is not conditioned upon any minimum number of units being tendered. The Tender Offer is, however, subject to a number of other terms and conditions. See Section 6.

7.	The first bullet under the section titled “Section 6—Conditions to the Tender Offer” on page 20 of the Offer to Purchase, including the disclosure below, is hereby removed:

holders of at least 75,000 Series A Preferred Units have not validly tendered their Series A Preferred Units prior to the Expiration Date (the “Minimum Tender Condition”);

Amendments to the Letter of Transmittal

1.

References to the Per Unit Purchase Price of $200.00 per Series A Preferred Unit tendered and accepted for purchase pursuant to the Tender Offer are hereby amended and replaced with $250.00 per Series A Preferred Unit, and any calculations using an assumed Per Unit Purchase Price of $200.00 per Series A Preferred Unit shall now reflect a Per Unit Purchase Price of $250.00 per Series A Preferred Unit.

Item 12.	Exhibits.

Exhibit	Description

(a)(1)(i)*	Offer to Purchase, dated November 10, 2020.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Summary Advertisement, dated November 10, 2020.

(a)(2)(i)	Press Release, dated November 10, 2020 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on November 10, 2020).

(a)(2)(ii)	Press Release, dated November 24, 2020 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on November 24, 2020).

(b)	Not applicable.

(d)(1)	Fourth Amended and Restated Agreement of Limited Partnership of Summit Midstream Partners, LP, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.1 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(2)	Second Amended and Restated Limited Liability Company Agreement of Summit Midstream GP, LLC, dated May 28, 2020 (Incorporated herein by reference to Exhibit 3.2 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(3)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMP TopCo, LLC (Incorporated herein by reference to Exhibit 10.6 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(4)	Warrant to Purchase Common Units, dated May 28, 2020, from Summit Midstream Partners, LP to SMLP Holdings, LLC (Incorporated herein by reference to Exhibit 10.7 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

(d)(5)	Purchase Agreement, dated May 3, 2020, by and among Energy Capital Partners II, LP, Energy Capital Partners II-A, LP, Energy Capital Partners II-C (SMLP IP), LP, Energy Capital Partners II-C (Summit IP), LP, Energy Capital Partners II (Summit Co-Invest), LP and Summit Midstream Management, LLC, as contributors, SMP TopCo, LLC and SMLP Holdings, LLC, as sellers, Summit Midstream Partners, LP, as the acquiror, and, solely for certain purposes set forth therein, Summit Midstream Partners GP, LLC (Incorporated herein by reference to Exhibit 2.1 to SMLP’s Current Report on Form 8-K dated May 5, 2020 (Commission File No. 001-35666)).

(d)(6)	Term Loan Agreement, dated as of March 21, 2017, among Summit Midstream Partners Holdings, LLC, as borrower, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (Incorporated herein by reference to Exhibit 10.9 of the Partnership’s Current Report on Form 8-K filed with the SEC on June 2, 2020).

Exhibit	Description

(d)(7)	Guarantee and Collateral Agreement, dated as of March 21, 2017, by and among Summit Midstream Partners Holdings, LLC, as grantor, Summit Midstream Partners, LLC, as pledgor and grantor and Credit Suisse AG, Cayman Islands Branch, as collateral agent (Incorporated herein by reference to Exhibit 10.10 of SMLP’s Current Report on Form 8-K filed with the SEC on June 2, 2020 (Commission File No. 001-35666)).

(d)(8)	Transaction Support Agreement, dated September 29, 2020, by and among Summit Midstream Partners Holdings, LLC, Summit Midstream Partners, LLC, Summit Midstream Partners, LP and the Initial Directing Lenders listed therein (Incorporated herein by reference to Exhibit 10.1 to SMLP’s Current Report on Form 8-K dated September 30, 2020 (Commission File No. 001-35666)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-I on November 10, 2020.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2020

Summit Midstream Partners, LP

By: Summit Midstream GP, LLC (its general partner)

/s/ Marc D. Stratton
Marc D. Stratton, Executive Vice President and Chief Financial Officer

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